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[LOGO OF TREGA]                                        [LOGO OF LION BIOSCIENCE]


                                                Filed by Trega Biosciences, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14A-12 under the
                                                 Securities Exchange Act of 1934

                  Subject Companies: Trega Biosciences, Inc. and LION bioscience
                                                              Aktiengesellschaft
                                                   Commission File No. 333-13150

                                                           Date:  March 13, 2001

CONTACTS:   For Trega Biosciences Inc:

            Gerard A. Wills               Cynthia Reindal
            Chief Financial Officer       Associate, Corporate
            858-410-6695                  Communications
                                          & Investor Relations
                                          858-410-6601


            For LION bioscience AG:

            Dr. Andrea Kreisselmeier      Noonan/Russo
            Director Corporate            Matthew J. Scampoli
            Communications                212-696-4455 ext.243
            Marketing & Communications    m.scampoli@noonanrusso.com
            +49 (0)6221-4038 265
            andrea.kreisselmeier@lionbioscience.com


                             FOR IMMEDIATE RELEASE
                             ---------------------


          TREGA BIOSCIENCES ANNOUNCES STOCKHOLDER APPROVAL OF MERGER
                             WITH LION BIOSCIENCE

SAN DIEGO, CA - March 12, 2001 -- Trega Biosciences, Inc. (Nasdaq: TRGA) today announced that its stockholders have approved its merger with LION bioscience AG (Neuer Markt: LIO; Nasdaq: LEON). The acquisition, which was first announced on December 27, 2000, is expected to close this week. Under the terms of the merger agreement between Trega and LION, LION will acquire all of the outstanding stock of Trega in exchange for LION American Depositary Shares
(ADSs).

Trega Biosciences, Inc. is a premier provider of products that accelerate and improve drug discovery through its iDiscovery(TM) technologies that link biology and chemistry with information technologies. Trega's iDEA(TM) family of information-based models simulate, in silico, how drug candidates will be processed in the body, thereby enabling selection of those
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with optimal characteristics for clinical development. Together with its
iDEA(TM) products, Trega's ChemFolio(R) libraries of information-enhanced small molecules are designed to facilitate the identification and optimization of drug candidates. For additional information on Trega, please visit our web site at http://www.trega.com.
--------------------

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties, including whether the proposed merger will be completed or successful, whether regulatory approvals can be obtained for products discovered and developed, if any, the impact of competitive products and pricing, whether any other corporate collaborations or alliances will be agreed to, expanded or successful, and other risks detailed from time to time in Trega's Securities and Exchange Commission filings. These forward-looking statements represent Trega's judgment as of the date of this release. Actual results may differ materially from those projected. Trega disclaims, however, any intent or obligation to update these forward-looking statements.

LION bioscience AG (http://www.lionbioscience.com) is a pioneer in the field of enterprise-wide R&D data analysis (biology - chemistry - preclinical) and integrated information management systems and solutions for the life sciences and, ultimately, the healthcare industry. It employs these solutions also for its own drug discovery research. i-biology(R) is LION's corporate-wide, cross-discipline research IT-management solution which enables research organizations to more effectively manage and use the knowledge that is currently distributed across their organizations. Founded in 1997, the company today has more than 300 employees, with headquarters in Heidelberg, Germany, and subsidiaries in Cambridge, UK and Cambridge, MA, USA. To date, LION AG has established numerous partnerships with leading Life Science companies, including Aventis, Bayer, Boehringer Ingelheim, Celera, DuPont, Glaxo Wellcome, Janssen, Merck Inc., Nestle, Novartis, Paradigm Genetics, Pharmacia & Upjohn, SmithKline Beecham, Sumitomo Pharmaceuticals and Tripos.

All statements in this press release that are not historical are forward-looking statements within the meaning of the U.S. securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. Actual results may vary materially from those projected because of factors such as uncertainties relating to technologies, product development, or manufacturing, market acceptance, cost or pricing of LION's products, dependence on collaborations and partners, regulatory approvals, competition, intellectual property of others, or patent protection and litigation. These and other risk factors are discussed in LION's Registration Statement on Form F-1 declared effective by the Securities and Exchange Commission (SEC) on August 9, 2000 and, assuming LION's merger with Trega becomes effective, in LION's Registration Statement on Form F-4 declared effective by the SEC on February 9, 2001. LION expressly disclaims any obligation or undertaking to release publicly any updates, revisions or corrections to any forward-looking statements or historical information contained herein. LION bioscience(R), bioSCOUT(R), genomeSCOUT(TM), SRS everEST(TM) and i-biology(R) are either registered trademarks of LION bioscience AG in the United States and/or other countries, or LION bioscience AG has pending applications for these trademarks in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademark of the respective owners.
                                    # # #

THE FOREGOING COMMUNICATION IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. STOCKHOLDERS OF TREGA BIOSCIENCES, INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHICH IS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 FILED BY LION BIOSCIENCE AG IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. INFORMATION ON HOW TO OBTAIN A COPY OF THE DOCUMENT IS AVAILABLE ON THE SEC WEBSITE AT WWW.SEC.GOV. IN ADDITION, COPIES OF THE DOCUMENT ARE AVAILABLE FREE OF CHARGE FROM TREGA THROUGH THE CONTACT LISTED ABOVE.